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Exhibit (d)(2)

DEMATAL CORP.

October 10, 2006
Kenneth Galbraith
Chairman and Interim Chief Executive Officer
AnorMED Inc.
200 – 20353 64th Avenue,
Langley, British Columbia,
V2Y 1N5, Canada

        Re:        Acquisition Proposal

Dear Mr. Galbraith:

Genzyme Corporation, acting through its direct wholly-owned subsidiary, Dematal Corp. ("Genzyme"), is pleased to submit this proposal to acquire all of the outstanding common stock of AnorMED, Inc. ("AnorMED"). We are prepared to amend our bid to a price of US$13.50 per share, which would represent a 12.5% premium to the offer from Millennium Pharmaceuticals, Inc. ("Millennium"). This represents a total equity value of approximately $580 million. Our transaction would be fully financed from our existing cash; it is not subject to any financing contingency or financing arrangements.

Our proposal is conditioned upon (1) AnorMED determining that it constitutes a "Superior Proposal" (as such term is used in AnorMED's support agreement with Millennium) and notifying Millennium of that determination on or prior to 4:00 p.m. (Vancouver time) on Wednesday, October 11, 2006, and (2) AnorMED executing a support agreement with Genzyme on or prior to 5:30 p.m. (Boston time) on Tuesday, October 17, 2006. Since our proposal is conditioned upon execution of a support agreement between our two companies, we are simultaneously sending to your counsel a proposed form of support agreement, which is substantially the same as the support agreement AnorMED entered into with Millennium. We ask that you instruct your counsel to provide us with disclosure schedules as soon as possible. Our proposal, of course, contemplates that no new materially adverse information will be disclosed to us in those schedules.

The proposed support agreement contemplates that Genzyme would enter into shareholder support agreements with you and the Baker Brothers' affiliates, and we would appreciate if you and the Baker Brothers' representatives would contact us to facilitate discussions in that regard, as and when appropriate under your existing contractual obligations.

If you have any questions regarding our proposal, please direct them to me. In addition, your advisors are welcome to contact UBS, Osler or Ropes & Gray. We will forward a complete Genzyme working group list at your request.

We look forward to hearing from you and hopefully expeditiously closing this transaction. Depending on your response and external events, we reserve the right to move forward, at any time, without a support agreement and potentially at a different price, subject, of course, to the obligations we undertook in our confidentiality agreement. Any binding obligations with respect to a supported deal would only be those set forth in an executed support agreement.

Sincerely,

/s/ Peter Wirth Peter Wirth Secretary and Director

cc:	R. Hector MacKay-Dunn, Q.C., Farris, Vaughn, Wills & Murphy LLP
Clay Horner, Osler, Hoskin & Harcourt LLP
Paul Kinsella, Ropes & Gray LLP

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DEMATAL CORP.